FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-December 2015	1

Telefonica

Results

January - December 2015

Investor Relations

Telefónica, S.A.

Disclaimer

This document contains forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements include financial forecasts and estimates based on underlying premises, statements regarding plans, objectives and expectations that make reference to different matters, including, the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements or forecasts contained herein can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks, uncertainties and other relevant factors that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

The content of this statement must be taken into account by any individual or entity who may have to adopt a decision, or elaborate or disseminate opinions related to the securities issued by the Company, and, in particular, by analysts and investors that may be examining this document. Except as required by applicable laws, Telefónica is not required to inform publicly of the result of any review it may perform concerning these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report nor any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security

Investor Relations

Telefónica, S.A.

Telefonica

01 2015 Highlights 2016 Outlook

Mr. César Alierta

Chairman & CEO

Telefonica

Unprecedented wealth creation ahead of us

Social Development Index

Digital Revolution

Industrial

Revolution

800

700

600

500

400

300

200

100

0

10000

2000

1500

1000

500

0

500

1000

1500

2000

TODAY

2025

BC

AD

Telefonica

Digitalisation will foster growth and innovation

Positive economic impact…

1/5 of global growth in the last two decades

A 10% rise in digitalisation of the economy increases GDP/capita growth by 40%

… though not fully reflected in traditional metrics

Digitalisation yields benefits from

o Enhanced efficiency & productivity

o Greater innovation across industries

o Inclusion

Digitalisation and Big Data will transform all the productive models

Industrial Internet is a huge opportunity to unleash all the potential of the Digital Economy

Digital Single Market in Europe is a clear step in the right direction to foster digitalisation

Telefonica

An era of exponential growth

Exponential speeds

10 GPS

5G

25 MBPS

4G

5 MBPS

3G

Source: Huawei and Telefónica

Exponential traffic growth

(EB/month estimated in TEF networks)

8.7

x5

6.2

4.5

3.2

2.3

1.7

2015 2016E 2017E 2018E 2019E 2020E

Exponential growth in connections

50Bn

by

2020E

Source: Ericsson

Exponential information volume

(Data/month)

x13 >1,000

EXABYTES

<80

EXABYTES

2015 2020E

Source: Alcatel-Lucent

Telefonica

The Digital Economy opens up a new growth wave

Wave 3

Big Data

Wave 2

Services over connectivity

Wave 1

Connectivity

Our priorities

Ensure

monetisation

Accelerate growth

(Video; Smart home; Cloud;

Security; IoT)

Build a new competitive advantage

to increase customer engagement and

reduce churn

Give the data back to our customers

Telefonica

Telefónica’s ongoing transformation

2012-2015: Positive proof points; returning to growth

Data monetisation underway (smartphones x2; double digit ARPU uplift), driving revenue growth

Back to growth in Spain, expanding profitability in Germany and widening leadership in Brazil

Building a solid set of differential assets

Active portfolio management & record debt reduction

Outstanding shareholder returns

2016: Step forward in accelerating growth

Increase data monetisation to foster revenue acceleration

Enhance Big Data & Innovation capabilities

Massive value from synergies (integration & simplification)

Maintain financial flexibility & continue portfolio optimisation (improve ROCE)

Full cash dividend (post-O2 UK sale)

Positive 2015, better prospects for 2016 and further upside potential from Data revolution

Telefonica

2015 Highlights: A profitable & growing Company

Accelerating revenue growth

(organic y-o-y)

Avg. revenue per accesses

4.0%

2.6%

0.7%

(0.8%)

FY 12 FY 13 FY 14 FY 15

(1.5%) +0.3% +1.9%

Clear progress on OIBDA growth

(organic y-o-y)

Margin y-o-y organic

3.6%

0.0% 0.2%

(3.9%)

FY 12 FY 13 FY 14 FY 15

(0.2 p.p.) (0.8 p.p.) (0.1 p.p.)

Return to OpCF growth

OIBDA-CapEx (organic y-o-y)

CapEx/Sales (organic)

1.9%

(2.7%)

(6.6%) (12.7%)

FY 12 FY 13 FY 14 FY 15

14.5% 16.4% 17.2%

Underlying EPS

(Euros) y-o-y

1.12

0.91

FY 14 FY 15

+23.9%

FCFS ex-spectrum

(Euros) y-o-y

1.01 0.98

FY 14 FY 15

(2.8%)

Telefonica

2015 Main financials: a year of return to growth

FY 15

Organic y-o-y

€ in millions

Reported

Revenues 47,219 4.0%

OIBDA 11,414 3.6%

OIBDA Margin 24.2% (0.1 p.p.)

OpCF (ex-spectrum) 3,420 1.9%

Net Income 2,745

EPS 0.51

FCF 3,514

FCF pre-spectrum 4,821

Net Financial Debt 49,921

FY 15

€ in millions

Underlying

OIBDA 14,926

OIBDA Margin 31.3%

OpCF (ex-spectrum) 6,872

Underlying

Underlying y-o-y

Net Income (€ millions) 5,787 29.7%

EPS (€) 1.12 23.9%

Non-cash effects

Mainly €3.2bn Restructuring charges to improve profitability & productivity going forward

Telefonica

Delivering on our commitments

2015 Guidance

(Constant FX 2014; ex-UK; ex-VZ; incl. 12M E-Plus, 8M GVT, 8M DTS)

UPGRADED

Guidance 2015

FY 15

Revenues Growth >9.5% 12.3%

OIBDA margin

Limited margin erosion around 1.2 p.p. (to allow for commercial flexibility if needed) (1.1 p.p)

CapEx/Sales Around 17% 16.9%

Net Financial Debt/OIBDA (adjusted for O2 UK sale) <2.35x 2.38x

Dividend

€0.75/sh.

€0.35/sh. voluntary scrip Q4 15

€0.40/sh. Cash Q2 16

First Tranche Scrip dividend: €0.35/sh. Nov-15

Share buyback: % share capital cancelled (treasury) 1.5%

Executed in Jun-15

Telefonica

2016 Outlook

Base 2015 (Ex-VZ; incl. 8M GVT & DTS)

Guidance (Constant FX 2015; Ex-VZ)

2016E

46,757 Revenues >4%

31.5% OIBDA margin Stabilising vs. 2015

16.8% CapEx/Sales Around 17%

€0.75/sh. Full Cash Dividend (subject to the closing of O2 UK sale) €0.75/sh.

1.5%

Share buyback: % share capital cancelled (treasury; subject to the closing of O2 UK sale)

1.5%

Net Financial Debt/OIBDA

<2.35x

(adjusted for O2 UK sale)

Better than 2yr outlook guided in Feb- 15

Telefonica

02

2015 Achievements

2016 Priorities

Mr. José María Alvarez-Pallete

COO

Telefonica

2015 Highlights: A profitable & growing Company

Strong year of commercial performance/ accelerating revenue growth

- Focus on value customers (Fiber, LTE, Pay TV, ...) rather than volumes
  - Increasing customer lifetime value
- Several assets delivering organic growth
- Focused level of investments to build outstanding connectivity
  - CapEx/Sales ex-spectrum 16.9%

Focus on value customers

	FY 14	FY 15
Smartphone penetration	34%	48%
Fiber connections	1.8m	6.1m
Pay TV	5.1m	8.3m

Benefitting from consolidation in key markets/ Simplifying to transform

- Enhancing competitive position via in-market consolidation
- Spain recovering top line traction; Germany accelerating profitability; Brazil continuing leadership expansion
- E-Plus, GVT & DTS integration on track and ramping-up
- Driving profitability; advancing in simplification

Healthy FCF generation/ Robust Balance Sheet

- FCF of €4.8bn pre-spectrum, up nearly 2% y-o-y
  - Enabled shareholder returns and high investments (network, systems and financial)
- Leverage progressing towards post-O2 UK sale target (2.38x as of Dec-15)
- Substantial diversified financing reinforcing credit quality
- Managing asset portfolio to improve ROCE

Delivering on operating guidance in all metrics

13
Telefónica

Revenue & OIBDA growth with margin stabilisation

Revenue 2015 (organic y-o-y growth)

4.2%

3.9% 4.0%

3.3% Q4

3.3%

Q1 H1 9M FY

OIBDA 2015 (organic growth y-o-y)

Organic margin y-o-y

Q4

3.8%

3.5%

2.9%

2.4%

3.6%

Q1 H1 9M FY

31.2% 31.2% 31.3% 31.6%

(0.3pp) (0.3pp) (0.2pp) (0.1pp)

Q4

32.2%

+0.2 p.p.

Investor Relations

Telefónica, S.A.

Strong organic revenue increase in 2015

Engines of organic growth

Mobile data: Q4 15 +18.7% y-o-y (FY 15 +16.9%)

T. Hispam: Q4 15 +8.1% y-o-y (FY 15 +10.1%)

Revenue mix improvement

BB Connectivity & SoC: 43% o/total; +5 p.p. y-o-y

Access & Voice: <50% o/total for the first time ever (47%)

Improving OIBDA growth in 2015

Positive, meaningful operating leverage

Revenue flow-through

Execution in synergies & simplification initiatives

Maintaining cost control: FY +4.6% y-o-y organic

Good momentum in organic OIBDA margin: ongoing expansion in absolute level and y-o-y stabilisation

Telefonica

Capturing value for Revenue per Access expansion

Quality platform

Accesses (y-o-y organic; LTE reported) Accesses base

3.0x

30% 29%12% 6%

LTE FTTx Smartphones Pay TV Mobile Contract

29.7m 6.1m 112.9m 8.3m 89.8m

Strengthened customer value

Average Revenue / Access (organic y-o-y) Accesses y-o-y organic

2.7%

2.8%

1.9%

1.5%

0.8%

Q1 Q2 Q3 Q4 FY

3.0% 2.5% 1.1% (1.1%) 322m Total

accesses

Profitable growth driven by high quality connections

Strong momentum in KPIs

Added 6.1m LTE devices in Q4; +42% y-o-y; +22% q-o-q

271k fiber connections net adds in Q4

Pay-TV take-up gaining traction to 8.3m accesses

Record mobile contract net adds in the last 6 Qs (1.7m)

T. Hispam delivered accesses growth (42% o/total): +2% y-o-y

Excellent customer retention

Continued churn reduction across regions coupled with higher commercial activity (growth and quality services)

Enhancing customer experience Customer knowledge embedded in every decision taken

Investor Relations Telefónica, S.A.

Telefonica

Data monetisation: Accelerating data growth

LTE penetration



3x
4%
12%
Dec-14
Dec-15

LTE usage

Usage per customer



+63%
3G
LTE

2015 revenue (y-o-y organic)



Data
Non-SMS data
19.1%
26.6%
26.8%
27.8%
25.3%
11.9%
17.3%
19.3%
18.7%
16.9%
Q1
Q2
Q3
Q4
FY

FY Mobile data/MSR: 42% (+5 p.p. y-o-y)

Strong mobile data performance

- **LTE: Outstanding dynamics**
  - LTE traffic (4x y-o-y) is 20% of mobile data traffic in Q4
  - Double digit LTE ARPU uplift
- **Continued smartphone growth: 48% penetration** (+15 p.p. y-o-y)
  - Q4 avg. usage per smartphone +27% y-o-y (643 MB/month)
  - Capturing the prepay data opportunity in Brazil & T. Hispam
    - T. Hispam prepay penetration: 29% (+11 p.p. y-o-y)
    - Double digit prepay ARPU uplift once client uses data
  - Roaming initiative to foster usage and improve experience
- **Continued monetisation data usage**
  - Mobile data traffic up 45% vs. Q4 14
  - ~30% of customers run-out of data
  - >40% of customer hitting caps buy extra data
  - Further usage & monetisation through data test drive

Connectivity & data monetisation is starting; but it is just the first wave

Investor Relations
Telefónica, S.A.

16

Telefonica

Digital Services: Driving innovation and value

VIDEO:
Wider footprint & robust content portfolio



Video Revenue
(€ in millions)
628
2,142
Q4 15
FY 15
Organic y-o-y
+14.0%
+27.3%



Pay TV Accesses (m)
Satellite
IPTV/Cable
5.1
2.8
2.2
8.3
3.7
4.6
Dec-14
Dec-15
Dec-15
DTS: 0.9m
GVT: 0.8m



Digital Services Revenue
(€ in millions)
1,068
3,758
Q4 15
FY 15
+15.1%
+23.6%

2015

Video: larger scale (+63% accesses y-o-y); **higher traffic** (+74% y-o-y)

- Investing in content to drive customer upgrades
- Expanding uptake and expansion of Pay TV services across LatAm

2016

Leading growth

- VoD, multi-device, multi-platform, differential content (own productions, exclusive, football)
- Consolidate HD leadership, improve content & simplify platforms

(€ in millions in FY 15; % y-o-y organic)

OTHER DIGITAL SERVICES:
Combining partnerships with in-house capabilities to support open ecosystems

- **Cloud** (€402m; +28.7%): continued growth and strong alliances. ***Huawei**: joint innovation center using "OpenStack"*
- **Security** (€282m; +34.7%): B2B HispAm: 56% growth. ***Alliances** w/market leaders: Palo Alto Networks, Bluecoat, RSA…*
- **M2M** (€169m; +16.5%): future-proofing solutions. ***4G-LTE** IoT: new "Smart m2m" solutions*
- **LTE supporting surge in data usage**: *56% of purchased smartphones were LTE. **Joint Procurement Program** w/ China Unicom*
- **Big Data**: consolidating worldwide reach. ***China Unicom JV**: "Smart Steps" technology in China*

Investor Relations
Telefónica, S.A.
17
Telefónica

TGR: Creating value through transformation

Excellent Connectivity

Best Network: Quality & Capacity

Premises Passed with Fiber (FTTx)


Million
26
31
FY 14
FY 15

>30% FTTH y-o-y

LTE Coverage (%PoP)


p.p. y-o-y
49%
Europe
75%
(+14 p.p.)
LatAm
43%
(+18 p.p.)

2015 >33K LTE sites

All-IP Transformation

All IP & Network Innovation

- **All-IP Architecture**: Starting to shutdown legacy Copper COs
- VoLTE launched in Germany
- LTE-A with 2 carriers available
- R&D 5G lab to develop and test 5G technologies
- Automatised Virtual Network Functions deployment trials

Transforming Operations

- **4 Global Centers launched, delivering results**
  - E2E diagnosis and integrated field force management
  - Home Gateway Unit (ONT+router+video bridge)
    - Up to 300Mbps speed
  - >60% new home devices designed by Devices Global Center

E2E digitalisation

Simplification

	(y-o-y organic)
Applications	-321 (-8%) ▼
Physical Servers	-1,447 (-8%) ▼
Data Centers	-3 (-5%) ▼
Virtualisation	+5.7 p.p. ▲

Unprecedented transformation

- **Full Stack Acceleration**: 15 countries
- **Digitalisation capabilities**:
  - Boosting Big Data and Real Time Decision
- **Maintained Record IT Service Delivery**

13% Full Stack Customers

-40% IT Critical Incidents

18

Investor Relations
Telefónica, S.A.

Telefonica

Telxius: A global infrastructure Company TELXIUS

Optimising TEF’s asset portfolio & improving ROCE by bringing together best-in-class infrastructure assets

Specialised and focused management of the telecommunications infrastructure

Targeting to increase services provided to other operators

More active participation in growth opportunities of the industry, including the possibility of acquiring third party assets

More of TEF’s assets expected to be progressively incorporated (towers, DAS, Small Cells, Backhaul)

Tower business

~15k telecommunication towers out of ~62k total owned by Telefónica

~11k towers in Spain; ~4k in other countries

Primary functions include to build, maintain and operate passive tower infrastructure

Submarine cable business

Extensive international network with over 65k km of which 31k km of proprietary submarine fiber optic cable

SAM-1 (25k km) the largest submarine cable connecting the US with LatAm

PCCS (6k km) linking Ecuador, Panama, Colombia, the Caribbean and the US

Unisur (0.2k km) linking Argentina and Uruguay

Capacity & IP businesses

Capacity: >3.5Tbps of lit capacity on submarine systems

IP: >4.5Tbps of IP traffic delivered during peak hours

Non-TEF clients representing approx. 50% of revs

International Tier 1 Network

Reduce traffic costs and improve sustainability on peering agreements; maximise content access quality

Considering different strategic alternatives

Investor Relations

Telefónica, S.A.

Telefonica

CapEx is paying off

CapEx 2015 (€ in millions)



Organic y-o-y
7,993
1,585
9,578
+5.0%
Ex-spectrum
Spectrum
Total

75% of total devoted to growth & transformation

CapEx intensity in technology leadership

- **Driving competitive advantage**
  - Transforming networks and systems (Fiber, LTE, Full Stacks…)
  - CapEx/Sales 13-14% in Germany & Spain and 19% in LatAm
- **Reinforcing our network position and securing future growth through spectrum acquisition**
  - Passing peak investment for spectrum, expected to be lower in the coming years

2015 OpCF

(OIBDA - CapEx organic y-o-y)



+10.2 p.p.
1.9%
(1.3%)
(4.7%)
(8.3%)
Q1
H1
9M
FY

Back to growth in OpCF

- **Investment boost enabled us to become a stronger Co.**
- **Improved trends throughout the year** led by enhanced profitability and targeted efficiencies (CapEx+OpEx)
- **Simplification, CapEx optimisation and prioritisation**

Investor Relations
Telefónica, S.A.
20
Telefónica

03 2015 Results

Mr. Angel Vilá

CSFO

Telefonica

Key financials

FY 15

Q4 15

€ in millions Reported Organic y-o-y Reported Organic y-o-y

Revenues 47,219 4.0% 11,881 3.3%

OIBDA 11,414 3.6% 401 3.8%

OIBDA Margin 24.2% (0.1 p.p.) 3.4% 0.2 p.p.

OpCF (ex-spectrum) 3,420 1.9% (2,078) 17.6%

Net Income 2,745 (1,832)

EPS 0.51 (0.38)

FCF 3,514 2,307

FCF pre-spectrum 4,821

Net Financial Debt 49,921

FY 15

Q4 15

€ in millions

Underlying Underlying

OIBDA 14,926 3,781

OIBDA Margin 31.3% 31.8%

OpCF (ex-spectrum) 6,872 1,302

FY 15

Underlying Underlying

y-o-y

Net Income (€ in millions) 5,787 29.7%

EPS (€) 1.12 23.9%

Q4 results strongly impacted by non-recurrent / non-cash effects

TOTAL Personnel reorganisation: -€3,122m in OIBDA in Q4 (T. España Voluntary Employment Suspension Plan: -€2,896m, Other Companies: -€227m, mainly Telefónica Headquarters)

Additionally, Q4 includes, among others, commitments in the following years relating to TEF’s Foundation: -€325m in OIBDA

Investor Relations

Telefónica, S.A.

Telefonica

Reported Q4 reflects non-recurrent & FX

FX: Latam depreciation dragging growth in H2

Forex impact revenue (y-o-y)

Q1 15 Q2 15 Q3 15 Q4 15

3.2 p.p (2.7 p.p) (8.1 p.p) (9.1 p.p)

FX impact OIBDA (y-o-y)

2.5 p.p. (2.7p.p. ) (7.8 p.p.) (11.8 p.p.)

Q4 non-recurrent impacts in OIBDA (€3.4bn)

325(67) 3,781 3,122 401

OIBDA Reported

Provision for Restructuring Costs

TEF Foundation

E-Plus final settlement & Others

OIBDA Underlying

Perimeter: E-Plus no longer impacting in Q4

Perimeter impact revenue (y-o-y)

Q1 15 Q2 15 Q3 15 Q4 15

13.5 p.p. 10.2 p.p. 5.9 p.p. 5.7 p.p.

Perimeter impact OIBDA (y-o-y)

3.0 p.p. 6.7 p.p. 7.2 p.p. 4.6 p.p.

Q4 non-recurrent impacts in Net Income (€2.6bn)

2,340 195 104 (37) 769 (1,832)

Net Income Reported

Provision for Restructuring Costs

TEF Foundation

PPA

E-Plus final settlement & Others

Net Income Underlying

Investor Relations

Telefónica, S.A.

Telefonica

Maintaining a solid FCF generation

FCF 2015

(€ in millions)

3,514 2,307 1,400 363 (557) Q1 Q2 Q3 Q4 FY FY FCF

ex-spectrum

€4,821m

FCFS 2015

(€/share)

0.46

0.71

0.29

0.08

(0.12)

Q1 Q2 Q3 Q4 FY FY FCFS

ex-spectrum €0.98

Reduced FX impact in 2015 FCF

(€ in millions)

67 41 404 (94) 96 (103) (616)

OIBDA

CapEx

Wcapital

Taxes + Interest

Minorities

FCF discont. Ops.

FCF

€1.4Bn FCF improvement in Q4 y-o-y

Improved Cash from Operations (+€441m)

Lower spectrum payments (+€750m)

Savings on tax payments (+€173m)

Attractive shareholder returns

66% cash dividend pay-out

48% cash dividend pay-out ex-spectrum payments

€1.12 underlying EPS: +23.9% vs. FY 14

Negative FX effect mitigated at FCF level

FX impact in OIBDA absorbed through lower CapEx, interest, taxes and minorities

Investor Relations

Telefónica, S.A.

Telefonica

Spain: Sustained momentum, new market dynamics

Net adds FY 15 (000)

y-o-y

(31%) c.s. x2 +25% +47%

1.8m 906

234 926

DTS 76

0.5m UBB

base (442)

Traditional Fixed

Mobile Contract

FBB

Fiber

Pay TV

FY churn

1.3% 1.4% 1.4% 1.0%

1.3% ex-DTS

y-o-y

(0.1 p.p.) (0.7 p.p.) (0.1 p.p.) 0.1 p.p. (0.0 p.p.)

“Fusión” gross adds mix

FY 14 FY 15 Q4 15

50% 47% 46% 35% 30% 19%

UBB

New Movistar customers

High-value penetration

Dec-14 Dec-15

53% 26% 17% 25%

UBB/FBB base

TV Add-ons/ Pay TV base

Reinforced leadership based on value

Excellent trading balance: higher loyalty and gross adds

Solid Q4 net adds improving q-o-q

Churn decline y-o-y despite eliminating retention

“Fusión” ARPU uplift: +7.3% y-o-y to €74.4 in Q4

4.2m base (+13% y-o-y); 36% with mobile add-ons

Largest Pay TV platform

3.7m customers (+10% y-o-y organic)

“TV Premium” promo reached ~700K customers in Q4

Largest FTTH in Europe: 14.3m premises passed (+4.0m y-o-y)

LTE expansion: 75% pop. coverage (+17 p.p. y-o-y)

“More for more”: further commercial upgrades

New tariff repositioning from Q1 16

“Fusión”, mobile contract, FBB non convergent

Best content guaranteed until 2018/19

Investor Relations

Telefónica, S.A.

Telefonica

Spain: Strong revenue recovery in 2015

Revenue ex-DTS 2015 (y-o-y)

Including DTS since May (y-o-y organic)

Solid start from a leading position

0.8% 0.2% (1.1%) (1.0%)

(1.5%)(2.0%)

(3.8%)

+6 p.p.

(7.2%)

FY 14

Q1 Q2 Q3 Q4

FY 15

OIBDA including DTS 2015

(since May, ex non-recurrent)

y-o-y

1,311

1,272

(4.2%)

(6.4%)

FY 15

(5.7%)

Q3 15

Q4 15

Solid start from a leading position

Second consecutive quarter of revenue growth (ex-DTS)

Strong performance in IT and handset sales in Q4

Growth y-o-y decelerated vs. Q3 partly due to TV promo

FY Revenue including DTS (May 1st) €12.4Bn: -2.1% y-o-y organic

Successful TV add-ons uptake post promo

~€30m incremental revenue (Q1 16E vs. Q4 15)

Pay TV penetration still at 30%

Profitability reflecting TV promo

Non-recurrent: Restructuring costs, tower and real estate sales gains and adjustment in DTS supplies in Q3

OIBDA (ex -DTS) non-representative due to content cost allocation

FY organic margin incl. DTS: 42.1% (-1.0 p.p. y-o-y)

Q4 net content cost including DTS: -8.1% y-o-y organic Q4 net content cost/Pay TV sub: -16.8% y-o-y organic

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Spain: A reference in efficiency; new plan 16-17

Voluntary Employment Suspension Plan

Adapt the organization to the new competitive, economic and technological reality

Conditions

2 year plan (2016-2017)

Minimum age: 53 years old before YE 17 with at least 15 year in the Co.

68% of salary until age of 65 + social security + social benefits fully covered by TEF

Periods to join: Jan-Mar 16; Jan-Mar 17. Acceptance so far in line with expectations

Will leave no later than Dec-17

Agreed with largest unions

Other agreements

Salary increases: +1.9% in 2016; +1.5% in 2017

Job creation through the incorporation of young talent

Impacts

Cash Flow positive

since year 1

Direct cost savings

run-rate

~370m

since year 2

One-off cost recorded in Q4 15

€2.9Bn (before taxes) as personnel expenses

Additional efficiency gains

Indirect savings (G&A) in the coming years

Committed payments

> 75% FTEs signed up to leave in 2016

Total cash commitments in Spain (this plan and former ones) will peak in 2016 and then recede

Speeding up transformation to improve profitability in a new growth cycle

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Germany: Successfully maintained momentum

Contract net adds 2015 (‘000)

Ex-adjustments: 400k in Q4 15; 428k in Q4 14

141 201 169 198

Q1 Q2 Q3 Q4

2015 Revenue (y-o-y organic)

2.9% 1.3% (1.1%) 2.0% 1.2%

Q1 Q2 Q3 Q4 FY

Solid commercial performance

Rational and dynamic market

Contract delivers growth & loyalty

o Solid LTE demand: 7.9m base (+13% q-o-q) to 19% penetration

o LTE coverage at 75% (+13 p.p. y-o-y)

o Contract churn improved 0.2 p.p. to 1.7% in Q4

VDSL drives fixed performance

o Strong VDSL net adds in Q4: 73k (+12% y-o-y)

Slight MSR market share increase

Sequential top line improvement

o Strong handset sales (Q4 +17.9% y-o-y vs. Q3 +2.7%) on Christmas promotions

o Better fixed trends (Q4: -3.2% y-o-y vs. Q3: -9.5%)

Continued data monetisation

o 40% of new O2 Blue opting for a tariff with >1GB

MSR (+0.1% vs. FY14) meets outlook; higher contribution from partners

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Germany: Anticipated synergies drive growth

OIBDA 2015

Organic y-o-y ex non-recurrent

4.4% 12.5% 28.5% 35.5% 19.9%

Q1 Q2 Q3 Q4 FY

OIBDA margin 2015

Organic ex non-recurrent y-o-y

20.5% 23.8% 23.7% 23.9% 23.0%

Q1 Q2 Q3 Q4 FY

+0.3 p.p. +2.4 p.p. +5.5 p.p. +5.9 p.p. +3.6 p.p.

Strong profitability

Better OIBDA growth trends throughout 2015 (+35.5% in Q4)

Synergies & commercial efficiencies drive exceptional OIBDA growth

o Synergies: >50% of Q4 OIBDA growth; successful execution in first full year of integration

o Leavers programme: 50% of total target

o Shop footprint reduction: 80% of target

o In-city consolidation of facilities: 30% of target

o 3G National roaming

o Focused subsidy approach based on retention of value base

Continued OIBDA margin expansion to 23.9% in Q4

FY 15 OpCF at €826m (>2x vs 2014)

o Rev & OpEx synergies of €140m

o CapEx synergies of €140m

Reported OIBDA (2015: €1,858m; Q4: €586m) affected by

o Final agreement on E-Plus purchase price (Q4: +€102 m)

o Restructuring expenses (2015: €73m; Q4: €7m)

2015 OIBDA & synergies meet upgraded outlook

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Brazil: Capturing value across segments

Mobile accesses (Dec-15 y-o-y)

Accesses

ARPU 2015 (y-o-y)

Data

Total

10% 33% x4

Contract Smartphones LTE

31.1m 39.9m 10.2m

25.6% 40.5%

3.3% 3.0%

Q1 Q4

Fixed accesses (Dec-15 y-o-y)

Accesses

ARPU 2015 (y-o-y)

Pay TV

FBB

10% 14%

Pay TV FTTx

1.8m 3.8m

4.4% 0.0% 7.8% 5.7%

Q1 Q4

Outstanding commercial results

97m customers in a market of >200m people

New portfolio of mobile tariffs launched in Nov-15 to further push market outperformance

o 69% Q4 contract net adds share (50% in FY 15)

o 100% of 2015 MSR market growth

Data ARPU: 52% of total (+15 p.p. vs. Q4 14) boosted by LTE

o LTE 15% penetration (+11 p.p. y-o-y)

Increased uptake of UBB & Pay TV

Growing share of UBB & Pay TV

o Capturing 100% of Pay TV market growth in 2015

o 52% UBB net adds share in 2015

16.6m FTTx premises passed as of Dec-15 (4.7m FTTH ex. GVT) o Increasing take-up ratio (3.8m HH connected vs 3.3m a year ago)

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Brazil: Sustained market outperformance



Revenue 2015 (organic y-o-y)
Total
Mobile
Fixed
8.4%
4.3%
(4.0%)
3.5%
3.4%
3.3%
4.5%
Q1
Q2
Q3
Q4
FY

Robust revenue performance

- **Balanced mobile & fixed growth**
  - Q4 MSR +2.7% y-o-y (+5.3% FY)
  - Mobile revenue market share +5p.p. in 2015
  - 2nd consecutive Q leading fixed revenue growth
  - Negative impact of regulation y-o-y (-2.5 p.p. Q4 15; -2.7 p.p. FY)
- **Accelerating mobile data trends** (Q4 +37.6% y-o-y; FY +34.5%)
  - Mobile data 49% o/MSR in Q4
  - New data monetisation initiatives



OIBDA Margin 2015
Organic margin y-o-y
34.2% ex-one off
30.1%
31.2%
30.4%
38.0%
32.3%
Q1
Q2
Q3
Q4
FY
(1.0.pp)
(1.5pp)
(1.0pp)
+1.3pp
(0.5pp)

Accelerating OIBDA growth despite macro

- **Outstanding OIBDA performance:** +7.3% y-o-y in Q4; +2.9% in FY
  - OpEx y-o-y well below inflation (Q4 15: +5.6%; FY: +6.1%)
  - Better sequential costs trend; bad debt reduction standing out
- **Synergy initiatives aligned with Best case scenario**
- Organisation fully integrated and operating as a single Co.

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Telefónica, S.A.
31

Hispam: Sound performance on quality growth

Accesses (Dec-15 y-o-y)



Penetration
+6%
+44%
+4%
+16%
Contract
Smartphones
FBB
Pay TV
22%
37%
44%
50%
O/ Fixed
O/ FBB

Revenue 2015 (organic growth y-o-y)



Total Revenue
Rev ex-handset
9.7%
10.3%
12.6%
9.5%
10.1%
9.5%
10.1%
12.5%
8.1%
Q1
Q2
Q3
Q4
FY

OIBDA Margin 2015



Organic margin y-o-y
30.8%
29.6%
29.7%
31.0%
30.3%
Q1
Q2
Q3
Q4
FY
+1.3pp
(0.3pp)
(2.8pp)
(1.3pp)
(0.8pp)

Increase adoption of value services

- **Contract mobile consolidates improving trend in Q4**
  - Highest-ever net adds (732k; >3x y-o-y)
  - Booming Smartphone & LTE penetration (+10 p.p. y-o-y & +6 p.p.)
- **Enhanced capabilities pushing bundled fixed services**
  - FBB speeds >4Mb: 54%; +4 p.p. y-o-y
  - Growing Pay TV: best-ever net adds (380k in 2015; +27% y-o-y)

Solid top line growth & profitability over the year

- **Sequential revenue growth deceleration**
  - Lower handset sales y-o-y (Q4: -5.0%; Q3: +13.7%)
  - Tariffs promotions & repositioning in MEX / different seasonality on tariffs update in ARG
  - Strong Pay TV & FBB top line expansion
- **Solid OIBDA increase** (Q4: +4.0% y-o-y; FY: +7.2%)
  - Efficiency measures and cost rationalisation offsetting FX impact and higher commercial expenses

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32
Telefónica

Hispam: Commercial momentum; solid performance

Revenue (organic y-o-y)


Q4 15
FY 15
7.6%
0.3%
3.4% 3.5%
18.0%
21.5%
1.7%
29.7%
33.2%
(0.1%)
(0.1%)
(0.6%)
Mexico
Colombia
Peru
Argentina
Chile
VZ & CA

OIBDA (organic y-o-y)


Q4 15
FY 15
19.7%
38.7%
(5.4%)
(0.6%)
12.1%
(1.5%)
(11.2%)
17.2%
(0.5%)
1.1%
34.7%
16.2%
Mexico
Colombia
Peru
Argentina
Chile
VZ & CA

OIBDA margin (organic y-o-y)

	Mexico	Colombia	Peru	Argentina	Chile	VZ & CA
Q4 15	+5.3 p.p.	(2.3 p.p.)	+2.8 p.p.	(6.0 p.p.)	Flat	+1.2 p.p.
FY 15	+6.1 p.p.	(0.2 p.p.)	(1.7 p.p.)	(0.4 p.p.)	(0.2 p.p.)	(4.1 p.p.)

- **Mexico**
  - Strengthening market position with Q4 best-ever net adds (postpay and prepay); LTE coverage of 45m POPs at Dec-15
  - Sound FY Rev, OIBDA & OpCF increase; Q4 deceleration on intense tariff promotions and higher commercial costs
- **Colombia:**
  - Continued momentum on value segments: highest quarterly net adds of last 2 years (72k) in contract mobile
  - Sequential OIBDA margin improvement (Q4 36.3% vs. Q3 34.3%) despite commercial intensity
- **Peru:**
  - Robust accesses (contract mobile +13%; FBB +8%; Pay TV +27%) driving revenue & profitability improvement
  - Data promotions underpinned traffic (2.5x vs. Q4 14)
- **Argentina:**
  - Rev & OIBDA y-o-y trends affected by seasonality of tariffs update & higher commercial expenses
- **Chile:**
  - Steady growth of contract mobile (+4%), FBB (+6%) and Pay TV (+7%)
  - Lower handset sales & regulation dragging revenue y-o-y
- **VZ & CA:**
  - Handset availability limiting commercial trading and leading y-o-y margin expansion in Q4

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33
Telefónica

UK: Gaining market value

Consolidated as

discontinued

operation

Contract net adds 2015 (‘000)

133 172 194 240 739

Q1 Q2 Q3 Q4 FY

Best loyalty

in UK; Q4

contract

churn 1.0%

Contract mobile

base: +5% to 14m

Total base >25m

MSR (y-o-y ex “O2 Refresh”)

OIBDA margin ex-non recurrent

0.3% 2.9% 4.0% 4.2% 2.4% 3.4%

FY 14 Q1 15 Q2 15 Q3 15 Q4 15 FY 15

24.0% 24.6%

Substantial progress in commercial momentum

Strongest quarterly contract net adds in 2015

Solid gross adds on successful propositions

O2 had the most satisfied customers in the mobile market for the 7th year in a row (Ofcom)

LTE as main lever of growth

LTE Penetration: 35% (+5 p.p. q-o-q)

80% outdoor coverage at Dec-15

Continued revenue growth

Total revenue up 4.6% y-o-y in FY ex “O2 Refresh”

Ongoing customer appetite for high-value tariffs

Q4 growth decelerating y-o-y

Primarily due to slowdown of high-end handset sales

Strong OIBDA margin on top-line progress and cost control

2015 OIBDA grew 2.2% y-o-y ex non-recurrent

Q4 OIBDA maintained similar growth to Q3

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Leverage in line for reaching the target

Net Financial Debt

€ in millions

Net Financial

Debt/OIBDA

2.74x

Net Financial

Debt/OIBDA

2.91x

45,087 (3,514) 721 4,188

2,673 (419) 1,185 49,921

Net Fin. Debt Dec-14

FCF

Pre- retirements commitments

Shareholder remuneration & Hybrid coupon

Net financial investments

Hybrid

Others

Net Fin. Debt Dec-15

ND/OIBDA post-O2 UK sale at 2.38x, close to target leverage

Target < 2.35x reiterated

6,439 1,855 (2,410) (664) (796) 675 (1,585) 3,514

Adjusted OpCF continued operations

Working capital

Net Interest

Tax

Dividend to minorities & Others

FCF discontinued operations

Spectrum accrued

FCF

FCF pre-spectrum: €4,821m

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Effective interest cost below guidance

Effective interest cost: 57 b.p. lower y-o-y

Guidance

6%

5% 5.26% (0.51%) 0.09% (0.15%) 4.69%

Dec-14

Lower cost of European currencies

Higher cost and leverage in Latam

Venezuela & Others

Dec-15

Liquidity position

€ in billions

Undrawn credit lines & syndicated credit facilities Cash position ex-VZ

19.1

91% LT

5.5

Dec-15

O2 UK sale

upfront payment

~32

Liquidity post

UK sale

Sources of financing

€ in billions

4.7 1.9 8.5 2.9 18.0

Equity

Bonds

Undrawn syndicated credit facilities

Other bank financing

Total

Net debt maturities (Dec-15)

€ in billions; not considering hybrid NC dates

Average debt life at 5.15 years

7.0 7.4 6.2

2016E 2017E 2018E

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Telefonica

04 Conclusion

Chairman & CEO

Investor Relations

Telefónica, S.A.

Telefonica

Summary

2015 Solid set of results in 2015; Improving position to accelerate growth

2015 Robust momentum in fiber, 4G and Pay TV; Investing in differentiation

2015 Bold step in integration (GVT, DTS, E-Plus); Advances in simplification

2016 Maintain revenue momentum; Significant data monetisation potential

2016 Accelerate in transformation, Synergies & Simplification

2016 Ongoing investments & Attractive shareholder remuneration

GROW PROFITABLY; MAINTAINING FINANCIAL FLEXIBILITY

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Telefonica

Telefonica

For further information:

Investor Relations

Tel. +34 94 482 87 00

ir@telefonica.com

www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 26, 2016	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer